Filed by FCStone Group, Inc.

Subject Company - FCStone Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-118342

[FCStone Letterhead]

November 18, 2004

Dear Member:

The enclosed materials pertaining to the annual meeting of members of FCStone Group, Inc. reflect our current structure and process for nomination and election of directors, in a form and format that we have used for many years. However, I believe it is appropriate to also advise members of the existence of a separate matter that is now in process that will require a separate special meeting at a later date.

The Board of Directors and senior management of FCStone have decided to propose a significant structural change to the company’s form of business. Although our cooperative structure has been beneficial to us for many years, after careful analysis, the Board has approved a conversion of the current structure from a cooperative to an Iowa business corporation, in order to gain more flexibility to expand our current business and to pursue new opportunities. We are currently taking steps to implement this change. This structural change cannot be completed without the approval of the members. We hope to hold a special meeting of the members for this purpose within sixty days after the annual meeting described in the enclosed materials.

The company has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (file no. 333-118342), which includes a proxy statement-prospectus that, when completed, will be used in connection with the special meeting. In the future, we expect to be sending to you a copy of the proxy statement-prospectus, which will describe the conversion and restructuring in detail.

YOU ARE URGED TO READ THE INFORMATION FILED WITH THE COMMISSION AND THE PROXY STATEMENT-PROSPECUTS THAT WILL BE DELIVERED TO YOU BECAUSE THEY CONTAIN IMPORTANT INFORMATION. YOU MAY OBTAIN THESE DOCUMENTS FREE OF CHARGE AT THE COMMISSION’S WEB SITE (www.sec.gov).

Sincerely,

/s/ Paul G. Anderson
Paul G. Anderson
Chief Executive Officer